SECURITIES AND EXCHANGE COMMISSION

Washington,D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

18th February 2002

(6 pages)

BANCO ESPÍRITO SANTO S.A.
(Registrant's Name)

Av. da Liberdade 195
1250 Lisboa
Portugal

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F x Form 40F

Indicate by check mark whether the resitrant by furnishing the information containted in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes No x

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-......

BANCO ESPÍRITO SANTO, S.A.

Public Traded Company

Corporate Nº 500 852 367

Share Capital: Euro 1,000,000,000

Mat. Nº 1,607 CRCL

Avenida da Liberdade, no. 195, 1250-142 Lisboa

SIGNIFICANT EVENT

1. Whereas

a) The following resolutions were passed at the General Meeting of " BANCO ESPÍRITO SANTO, S.A." held on December 31, 2001:

- to approve the special balance sheet referred to in Art. 91, no. 2 of the Commercial Companies Code, dated September 30, 2001;

- to approve the increase in the share capital of BANCO ESPÍRITO SANTO, SA. from Euro 1,000,000,000 up to Euro 1,500,000,000 through the issue of 100,000,000 new shares with nominal value of Euro 5 each, of which 50,000,000 new shares through incorporation of reserves available for that purpose, at the rate of 1 new share for each 4 shares held, and the remaining 50,000,000 new shares to be subscribed by the present shareholders in the proportion of 1 new share for each 4 shares held; the cash value of each new share to be Euro 11;

- as a result of the passing of the preceding resolution, to approve the change in the corporate by-laws of "BANCO ESPÍRITO SANTO, SA.", namely the amendment of article five (capital);

b) The resolution to increase the capital was passed with 1,335,932 votes in favor (representing 66.7966% of the Bank's share capital) and 752 against;

c) These resolutions were contested by lawsuit now pending at the 3rd Commercial Court of Lisbon;

d) That lawsuit was filed by Sky Holding Limited, a company with office at Rua da Trindade no. 15, 2nd left, Lisbon, holder of 7,276 shares representing 72 votes and by Messrs. Sigfredo Ventura Costa Campos and Miguel Angel Ximenez de Sandoval e Gomez, whose names do not appear on the list of shareholders provided by the Stock Market Center for the purpose of the General Meeting of December 31, 2001;

e) In short, the respective complainants allege in justification of that complaint that the Supplement to Diário da República dated November 30, 2001, containing the notice of call to the above-mentioned General Meeting of December 31, 2001 was published on December 5, 2001, which would have made it impossible for a number of shareholders to attend that General Meeting due to their inability to present their letters of representation within 5 days prior to the Meeting;

f) Although the Board of Directors is convinced that said contest is inadmissible, its unsettled status may give rise to losses to the shareholders and to the Bank itself;

g) Article 62 of the Commercial Companies Code permits the ratification of corporate resolutions even when they are nullified, by virtue of subparagraphs a) and b) of paragraph 1 of Article 56 of that Code, or nullifiable.

The Board of Directors of BANCO ESPIRITO SANTO, S.A. has requested the Chairman of the Table of the General Meeting to call a General Meeting so that the shareholders may resolve on ratification, to take effect retroactively, of the corporate resolutions passed at the General Meeting of December 31, 2001.

2. In accordance with that request, the General Meeting is called for March 27, 2002 at 9:00 AM, to resolve on the ratification of the above-mentioned resolutions; the respective notices were published in the following newspapers:

   - 3rd Supplement to Diário da República, III Series, no. 35 of February 11, 2002
   - Boletim de Cotações of Euronext Lisboa – Sociedade Gestora de Mercados Regulamentados, S.A. of February 14, 2002
   - Jornal de Notícias of February 15, 2002
   - Diário de Notícias of February 15, 2002
   - Diário de Notícias da Madeira of February 15, 2002
   - Açoreano Oriental of February 15, 2002

3. The Stock Market Commission has been informed of the call to meeting, of the above-mentioned publications, and of the motion for ratification to be submitted to the shareholders assembled at the above-mentioned General Meeting.

4. Upon passing of that resolution to ratify as moved, and upon dismissal of the lawsuit filed, which will be applied for immediately, the new shares will cease to constitute an autonomous class.

4. The new shares to be issued as a result of the increase in the share capital of BANCO ESPÍRITO SANTO, S.A. from Euro 1,000,000,000 up to Euro 1,500,000,000, will be shares of common stock, to be listed on an equal footing and with equal rights relative to those already issued by BANCO ESPÍRITO SANTO, S.A., except for the right to the dividend which will be approved at the Annual General Meeting to be held on March 27, 2002, relative to fiscal 2001.

Lisbon, February 15, 2002

THE BOARD OF DIRECTORS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Banco Espírito Santo S.A.

By: Manuel de Magalhães Villas-Boas
Director

Date: 18th February 2002